                                                               EXHIBIT 99.(a)(8)


                                September 8, 1998


Mr. Frank Krasovec, President
FPK, LLC
c/o Norwood Promotional Products, Inc.
106 E. Sixth Street, Suite 300
Auston, TX 78701

Dear Frank:

Liberty Capital Partners, Inc. ("Liberty") proposes to make $60 MILLION of financing available to a new corporation,"FPK, LLC", formed by the senior management (the "Management") of Norwood Promotional Products, Inc. (the "Company") for the purpose of acquiring the Company pursuant to the terms and conditions set forth in the Merger Agreement dated March 15, 1998 between the Company and FPK, LLC. The financing proposed herein (the "Proposed Transaction") will consist of $37 million of senior subordinated debt (the "Subordinated Debt"), $20 million of preferred stock (the "Preferred Stock"), and $3 million of common stock (the "Common Stock"). The anticipated sources and uses of funds required to consummate the Proposed Transaction, as well as the equity ownership of the Company after closing, is set forth in Exhibit A attached hereto. This letter sets forth the basic terms and conditions of our proposal.

1) Subordinated Debt. Liberty will provide $37 MILLION of the financing in the form of the Subordinated Debt. The Subordinated Debt will (i) accrue interest at a rate of 12.5% per annum, payable quarterly, (ii) be pre-payable at any time without the payment of any premium or penalty, (iii) be issued with detachable warrants (the "Subordinated Debt Warrants"), exercisable for $.01/share, for 20% of the common equity of the Company on a fully diluted basis; provided that if the Subordinated Debt is repaid in full prior to the third anniversary of the closing date of the Proposed Transaction (the "Closing Date"), 50% of the Subordinated Debt Warrants shall be canceled without consideration. Scheduled principal payments on the Subordinated Debt shall commence after the tenth anniversary of the Closing Date, or upon the first quarter after the Senior Term Debt has been repaid in full. Liberty will receive a fee on the Closing Date equal to 3% of the face amount of the Subordinated Debt ($1,110,000).

2) Preferred Stock. Liberty will provide $20 MILLION of financing in the form of the Preferred Stock. The Preferred Stock will (i) accrue a dividend at a rate of 10% per

Mr. Frank Krasovec, President
FPK, LLC
Page 2


         annum, compounded quarterly (the "Dividend Rate"), from and after the Closing Date to the date of redemption, (ii) be redeemable at any time without the payment of any premium or penalty, (iii) be manditorily redeemable on the earlier of (a) the tenth anniversary of the Closing Date, (b) a change in control, or (c) a default of the terms of the Preferred Stock, and (iv) be issued with detachable warrants (the "Preferred Stock Warrants"), exercisable for $.01/share, for 15% of the common equity of the Company on a fully diluted basis. The Company may pay the accrued dividend on the Preferred Stock currently or may elect to allow such dividend to be payment-in-kind until the fifth anniversary of the Closing Date. Any dividends not paid currently shall accrue dividends thereon at the Dividend Rate. The Company may elect to convert the Preferred Stock into subordinated debt with substantially the same terms and conditions of the Preferred Stock.

3) Common Stock. Liberty will provide $3 MILLION of financing in the form of the Common Stock. The Common Stock shall be purchased on the same terms and conditions as retained by the Management, including the execution of a shareholders' agreement which shall be mutually agreeable between the parties hereto.

4) Warrants for Common Stock. Each of the Subordinated Debt Warrants and the Preferred Stock Warrants (collectively, the "Warrants") will entitle the holder to purchase one share of common stock of the Company at a price of $.01 per share, subject to adjustment pursuant to customary anti-dilution provisions, and will expire on the tenth anniversary of the Closing Date.

5) Conditions to Proposed Transaction. The Proposed Transaction will be subject to the negotiation, execution and delivery of definitive agreements effectuating the terms of the transactions described herein in form and substance reasonably satisfactory to Liberty, the Company and FPK, LLC (the "Definitive Agreements"). Liberty' obligations under the Definitive Agreements will be conditioned upon customary closing conditions, including: (i) satisfactory completion of Liberty' business, accounting, and legal due diligence review of the Company;
         (ii) retention of management on terms and conditions reasonably satisfactory to Liberty; and (iii) absence of a material adverse change in the business, assets, condition (financial or otherwise), of the Company.

6) Board Composition. Liberty shall be entitled to have two persons nominated and elected to the board of the Company and each of its subsidiaries (the "Board"). Each such member shall be paid customary board fees.

7) Registration Rights. Liberty shall have two long form demand registration rights plus an unlimited number of piggyback registration rights (subject to customary limitations for underwriting, disclosure and offering reasons) with regard to all common stock and common stock equivalents.

8) Expenses. FPK, LLC shall pay or reimburse Liberty for all reasonable out-of-pocket expenses incurred in connection with the Proposed Transaction, whether or not the Proposed Transaction is consummated.

Mr. Frank Krasovec, President
FPK, LLC
Page 3


9) Access. FPK, LLC shall cause the Company to provide Liberty's accounting, legal, and other representatives access at reasonable times to the Company's and its subsidiaries' personnel familiar with the business of the Company and its subsidiaries and to all items related to the Company's and its subsidiaries' assets, personnel and affairs which are reasonably necessary to perform additional due diligence.

10) Confidentiality. Without Liberty' prior written consent, none of FPK, LLC, Frank Krasovec or the Company shall (whether directly or through any employees, agents, representatives and advisors) disclose to any person (other than any regulatory or supervisory authority or as otherwise required by law) either the fact that discussions or negotiations are taking place concerning the Proposed Transaction, or any terms, conditions or other facts with respect to the Proposed Transaction, including the timing or status thereof. All press releases and other public announcements prior to the Closing Date relating to the Proposed Transaction will be prepared jointly by Liberty, the Management and the Company. The term "person" as used in this agreement shall be broadly interpreted to include, without limitation, any corporation, partnership, or individual (but excluding any regulatory or supervisory authority).

11) Indemnification. FPK, LLC agrees to indemnify and hold harmless Liberty and its affiliates and their respective directors, officers, employees and agents (the "Indemnified Parties") from and against any and all losses, claims, charges and liabilities, joint or several, related to or arising out of any matters contemplated by this letter (including any arising out of the negligence of any Indemnified Party), unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted primarily from the gross negligence or willful misconduct of such Indemnified Party. If Liberty becomes involved in any capacity in any action, suit proceeding or investigation in connection with any matter contemplated by this letter, FPK, LLC shall reimburse Liberty for its reasonable legal and other expenses (including the cost of any investigation and preparation as they are incurred by Liberty). In the event of any dispute arising out of or based upon this letter or the transactions contemplated hereby, FPK, LLC will waive any right it may have to trial by jury.

12) Governing Law; Binding Effect; Counterparts. This letter agreement shall be governed by the laws of the State of New York. This letter agreement is not intended to be a binding agreement between the parties hereto but only an expression of their mutual intent and understanding, except for the provisions of paragraphs 8 through 12, inclusive, which shall be binding upon and inure to the benefit of the parties hereto, their respective successors and permitted assigns. This letter agreement may be executed in two or more counterparts, all of which taken together will constitute one binding agreement.

If you are in agreement with the terms hereof, please evidence such agreement by signing and returning one copy hereof to me at the letterhead address above. This letter will expire at 5:00 p.m., Eastern Standard Time on Wednesday, September 9, 1998 if Liberty have not received, at or prior to such time, a copy of this letter signed by FPK, LLC and Frank Krasovec. Should you, or any of your advisors have any questions or need additional information, please feel free to call any of us at Liberty (212) 354-7676. We look forward to working with you on this transaction.

Mr. Frank Krasovec, President
FPK, LLC
Page 4



                                           Best regards,
                                           LIBERTY CAPITAL PARTNERS, INC.


                                           By   /s/ PETER E. BENNETT
                                             ----------------------------------
                                                    Peter E. Bennett

                                           Its     President


Acknowledged and Agreed
this ___ day of September 1998

FPK, LLC


By   /s/ FRANK P. KRASOVEC
  -------------------------------
Its
   ------------------------------


By   /s/ FRANK P. KRASOVEC
  -------------------------------
        FRANK KRASOVEC

                                                                       EXHIBIT A

                       NORWOOD PROMOTIONAL PRODUCTS, INC.


SOURCES OF FINANCING
--------------------
                                                                                 (a)                 (b)
                                                                                FULLY               FULLY
                                                                               DILUTED             DILUTED
                                            TOTAL           PREFERRED         OWNERSHIP           OWNERSHIP            TOTAL
     FINANCING              RATE           SOURCES           DOLLARS          PERCENTAGE          AT CLOSING          LIBERTY
--------------------------------------------------------------------------------------------------------------------------------

Senior Term Loan             8.50%          $ 75,000
Senior Revolving Loan        8.50%          $ 10,000
Senior Subordinated Loan    12.50%          $ 37,000                             10.00%             20.00%              $37,000
Preferred Stock             10.00%          $ 20,000                             16.88%             15.00%              $20,000
Common Stock
  Management                                $ 20,334        $     0              38.47%             34.19%
  D. Tully                                  $  4,000        $     0               7.57%              6.73%
  Other Investors                           $      0        $     0               0.00%              0.00%
  Warrants & Options
     Outstanding                            $      0        $     0              21.42%             19.04%
  Option Pool                               $      0        $     0               0.00%              0.00%
  Liberty Partners                          $  3,000        $20,000               5.68%              5.04%              $ 3,000
                                            --------        -------             ------             ------               -------
     TOTAL                                  $169,334        $20,000             100.00%            100.00%              $60,000



                                                        Liberty %                32.55%             40.04%

                 (a) Assumes Subordinated Debt repaid within three years
                 (b) Assumes Subordinated Debt is not repaid within three years

USE OF FUNDS
--------------------

Purchase Price                              $ 88,600
Retire Existing Debt                        $ 43,500
Retained Equity                             $ 20,400
Fees & Expenses                             $  9,000
Working Capital                             $  7,834
                                            --------
Total Uses of Funds                         $169,334